

NOTE: USE THIS FORM ONLY IF YOU DESIRE TO *CANCEL* A PREVIOUSLY MADE ELECTION TO EXERCISE YOUR CASH ELECTION RIGHT.

TRW

NOTICE OF CANCELLATION OF ELECTION

If you previously elected to exercise your cash election right provided by TRW Inc. (as described in the letter to TRW option holders dated November 12, 2002 from TRW (the "Notice Letter") and the accompanying materials) with respect to options to purchase shares of TRW common stock, par value $0.625 per share, granted pursuant to TRW's stock option and long-term incentive plans and you would like to change your election, **you must complete, SIGN THE BACK, and return this Notice by mail or courier to Corporate Election Services, at 200 Corporate Center Drive, Suite 175, Moon Township, PA 15108. Notices may also be faxed to Corporate Election Services at (412) 299-9191. To be effective this Notice must be received by Corporate Election Services before the expiration of the cash election period, which currently is scheduled to expire at 4:00 p.m. New York City time, on December 11, 2002.** Do not send this form to TRW or Northrop Grumman. If you have questions regarding this Notice or the process for returning this Notice, please call Georgeson Shareholder Communications Inc. toll free at (866) 454-5142.

To TRW Inc.:

I previously received the Notice Letter and the accompanying materials, including an Election Form. I signed and returned the Election Form in which I elected to exercise the cash election right to cancel one or more of my outstanding TRW options in exchange for cash. I now wish to withdraw and cancel my election with respect to options granted on one or more grant dates, as I have indicated below. I understand that by signing this Notice and delivering it pursuant to the instructions above, I will be withdrawing and canceling my election to exercise the cash election right with respect to my options indicated below. I have read and understand all of the terms and conditions of the cash election right.

I understand that in order to cancel my cash election right that I previously exercised, I must sign and deliver this Notice pursuant to the instructions above so that it is received by Corporate Election Services before 4:00 p.m. New York City time, on December 11, 2002, or if TRW extends the deadline to exercise the cash election right, before the extended expiration time of the cash election right. I understand that the method of delivery of this cancellation form is at my option and risk, and the delivery will be deemed made only when actually received by Corporate Election Services.

By withdrawing and canceling my previous cash election, I understand that the options with respect to which I have canceled my cash election will be treated as described in the Notice Letter and the accompanying materials. I understand that all questions as to the validity, form and eligibility of any cancellation of an election to accept the cash election right shall be determined by TRW, and such determination will be final and binding.

I hereby withdraw and cancel my previous election to exercise my cash election right with respect to the following TRW stock options:

☐   **All TRW stock options for which I previously exercised my cash election right;**


OR


(Please fill in the information below with respect to each of the option grants for which you hereby cancel your previously exercised cash election right.)

Grant Number	Grant Date	Number of Options	Exercise Price	Grant ID

SIGN AND COMPLETE IF YOU WISH TO CANCEL A PREVIOUSLY MADE ELECTION TO EXERCISE YOUR CASH ELECTION RIGHT

_____   Date: _____, 2002
Signature of TRW Option Holder

Please sign above exactly as your name appears on the option agreement(s) evidencing your TRW options

Name:_____   Address: _____
       (Please Print)

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